KEATING CAPITAL, INC.
5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(720) 889-0139

June 11, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: James E. O’Connor, Esq.

Re:           Keating Capital, Inc.
Registration Statement on Form N-2 (File No. 333-157217)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Keating Capital, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:45 pm EST on June 11, 2009 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEATING CAPITAL, INC.

By:	/s/ Timothy J. Keating
Timothy J. Keating
President and Chief Executive Officer